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Exhibit 99.1

FALCONBRIDGE LIMITED

News Release

FALCONBRIDGE SHARES $9.3 MILLION OF RAGLAN'S OPERATING PROFIT WITH INUIT COMMUNITIES

KANGIRSUK, NUNAVIK, QUÉBEC, April 7, 2006 — Falconbridge Limited is pleased to announce that it has presented a cheque today in the amount of $9.3 million to the Makivik Corporation, representing the share of the profits generated by the operations of the Raglan nickel mine located in the Nunavik Territory of Northern Quebec.

This yearly profit-sharing is part of the Raglan Agreement, a comprehensive agreement signed 10 years ago on February 28, 1995 with Makivik and local Inuit communities. The agreement is designed to harmonize relations and foster opportunities between Falconbridge and local populations and their representatives in areas such as training, hiring of local businesses and environmental management.

Pita Aatami President of Makivik Corporation stated during the ceremony that "the Raglan Agreement is highly beneficial in allowing the communities and the people of Nunavik to take advantage of the mine's presence on their territory by pursuing economic development opportunities and honing the population's employment skills. Falconbridge's participation in the Raglan committee with Inuit community leaders is also proof positive of the company's respect for our values."

Denis Lachance, General Manager of the Raglan Mine added that "Raglan is a solid and reliable contributor to Falconbridge and will grow its mining activities in proud partnership with its employees and the people of Nunavik. The agreement is a model of cooperation between Falconbridge and local communities and certainly an example to follow."

The Falconbridge Raglan nickel mining camp was inaugurated in 1997 at the cost of $600 million and is already subject to an additional $28 million investment to increase the concentrator's capacity by 2008. The operation consists of three underground and one open pit nickel mines and a concentrator. The mine site is linked by all-weather roads to an airstrip at Donaldson and to ship-loading facilities at Deception Bay. The ore from the mine is crushed, ground and treated at the Raglan mill to produce a nickel-copper concentrate. Milling capacity is 3,000 tonnes per day. Nickel capacity at the concentrator now stands at 26,000 tonnes of nickel-in-concentrate per year.

With its 500 employees and 250 sub-contractors, the mine is a major contributor to the region's economic vitality with expenses of approximately $250 million annually, 11% of which remains in Northern Quebec and 32% in the Abitibi region, with 80% of annual expenses remaining in the province of Québec.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Makivik Corporation is the Inuit owned economic development company created following the signing of the James Bay and Northern Quebec Agreement (JBNQA) in 1975. It has the mandate to represent the 9,800 Inuit of Nunavik at the political level, and to administer the funds of the Agreement accorded to the Inuit ($90-million has been received over a 20 year period). Makivik owns subsidiary companies such as Air Inuit, First Air, Nunavik Arctic Foods, Nunavik Creations, Halutik Fuels, Cruise North, and jointly owns with other Inuit regional corporations Pan Arctic Inuit Logistics (PAIL).

Information:

Lisa Koperqualuk Communications Officer Makivik Corporation (514) 745-8880 (514) 386-0669	Dominique Dionne Vice-President, Public Affairs Falconbridge Limited (514) 745-9370 dominique.dionne@falconbridge.com

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  Exhibit 99.1
FALCONBRIDGE SHARES $9.3 MILLION OF RAGLAN'S OPERATING PROFIT WITH INUIT COMMUNITIES